Dice Holdings, Inc.
1040 Avenue of the Americas, 16th Floor
New York, New York 10018

January 3, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dice Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-191962)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) of Dice Holdings, Inc. (the “Company”) be accelerated to January 7, 2014 at 3:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  In connection with the foregoing, the Company hereby acknowledges that:

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should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact the undersigned at (212) 448-6605.

Very truly yours,

By:	/s/ Brian P. Campbell
Brian P. Campbell
Vice President, Business and Legal Affairs

cc:  John C. Kennedy, Esq.
       Paul, Weiss, Rifkind, Wharton & Garrison LLP